# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIAN RUIXIANG Holdings Ltd, CIK 0001782941
CUSIP: G8884K128
Title of class of securities: Class A Ordinary Shares, par value $0.025 per share
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100000
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001736007
Persons authorized to receive notices and communications: Kai-Fu Lee, Suite 2204, 22/F.,, Central Plaza, 18 Harbour Road,, Wanchai,, Hong Kong (K3), 100000, 852 55782899

## Reporting persons
- Sinovation Fund IV, L.P. (CIK 0001736007): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 25,593,133; shared voting power 0; sole dispositive power 25,593,133; shared dispositive power 0; aggregate amount beneficially owned 25,593,133 (21.19% of the class)
  Comment: The number in Row 7, 9, and 11 consists of 25,593,133 class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd directly held by Sinovation Fund IV, L.P.
- Sinovation Fund Management IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 25,593,133; shared voting power 0; sole dispositive power 25,593,133; shared dispositive power 0; aggregate amount beneficially owned 25,593,133 (21.19% of the class)
  Comment: The number in Row 7, 9, and 11 consists of 25,593,133 class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd directly held by Sinovation Fund IV, L.P.
- Sinovation Fund IV GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 25,593,133; shared voting power 0; sole dispositive power 25,593,133; shared dispositive power 0; aggregate amount beneficially owned 25,593,133 (21.19% of the class)
  Comment: The number in Row 7, 9, and 11 consists of 25,593,133 class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd directly held by Sinovation Fund IV, L.P.
- Kai-Fu Lee: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: other (OO); sole voting power 25,593,133; shared voting power 0; sole dispositive power 25,593,133; shared dispositive power 0; aggregate amount beneficially owned 25,593,133 (21.19% of the class)
  Comment: The number in Row 7, 9, and 11 consists of 25,593,133 class A ordinary shares, par value $0.025 per share, of TIAN RUIXIANG Holdings Ltd directly held by Sinovation Fund IV, L.P.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.025 per share
Name of issuer: TIAN RUIXIANG Holdings Ltd
Address of issuer's principal executive offices: Room 918, Jingding Building, Xicheng District, Beijing, China (F4), 100000

## Item 2. Identity and Background
Name of person filing:
Sinovation Fund IV, L.P., a Cayman Islands exempted limited partnership;

Sinovation Fund Management IV, L.P., as the General Partner of Sinovation Fund IV, L.P.;

Sinovation Fund IV GP, Ltd., as the General Partner of Sinovation Fund Management IV, L.P.;

Kai-Fu Lee, as the sole member of Sinovation Fund IV GP, Ltd.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
The address of each Reporting Person (other than Kai-Fu Lee) is c/o International Corporation Services Ltd., PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.
The business address of Kai-Fu Lee is Suite 2204, 22/F., Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.
Present principal occupation or employment:
The principal business of Sinovation Fund IV, L.P. is operating as a private investment fund formed for the purpose of making equity investments and engaging in related investment activities.

The principal business of Sinovation Fund Management IV, L.P. is serving as the general partner of Sinovation Fund IV, L.P.

The principal business of Sinovation Fund IV GP, Ltd. is serving as the general partner of Sinovation Fund Management IV, L.P.

Dr. Kai-Fu Lee serves as the sole member of Sinovation Fund IV GP, Ltd.
Criminal convictions in the last five years: Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Kai-Fu Lee is a citizen of Taiwan. Sinovation Fund IV GP, Ltd. is an exempt company incorporated in the Cayman Islands with limited liability. Each of Sinovation Fund Management IV, L.P. and Sinovation Fund IV, L.P. is an exempted limited partnership organized in the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 30, 2025, TIAN RUIXIANG Holdings Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company" or "TRX"), and its wholly-owned subsidiary, VitaCare Limited, a business company incorporated under the laws of the British Virgin Islands (the "Purchaser"), entered into a share exchange agreement (the "Agreement") with Ucare Inc., an exempted company incorporated under the laws of the Cayman Islands ("Ucare"), all shareholders of Ucare listed in Schedule A of the Agreement (the "Sellers"), including Sinovation Fund IV, L.P., and Mr. Wei Zhu serving as seller representative.

Pursuant to the Agreement, the Purchaser has agreed to acquire 100% of Ucare's issued and outstanding shares from Sinovation Fund IV, L.P. and the other Sellers, in exchange for newly-issued class A ordinary shares (the "Class A Ordinary Shares") of a par value of US$0.025 each, of TRX (the "TRX Exchange Shares"). As a result of the transaction, Sinovation Fund IV, L.P. received 25,593,133 TRX Exchange Shares.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
References to percentage ownerships of Class A ordinary share in this Schedule 13D are based upon the 120,757,154 shares of Class A ordinary share stated to be outstanding as of June 30, 2025, as provided by the Issuer.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Except as described in Item 4, neither Reporting Person has effected any transactions in the Class A Ordinary Shares of the Issuer in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

On July 14, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Share Exchange Agreement dated May 30, 2025 by and among TIAN RUIXIANG Holdings Ltd, VitaCare Limited, Ucare Inc., all shareholders of Ucare Inc., and Mr. Wei Zhu. (incorporated by reference to Exhibit 2.1 of TIAN RUIXIANG Holdings Ltd's Form 6-K (File No. 001- 39925), filed on May 30, 2025)

2. Joint Filing Agreement dated July 14, 2025 by and among the Reporting Persons

## Signatures
- Sinovation Fund IV, L.P.: /s/ Kai-Fu Lee, Kai-Fu Lee, Authorized Signatory (07/14/2025)
- Sinovation Fund Management IV, L.P.: /s/ Kai-Fu Lee, Kai-Fu Lee, Authorized Signatory (07/14/2025)
- Sinovation Fund IV GP, Ltd.: /s/ Kai-Fu Lee, Kai-Fu Lee, sole member (07/14/2025)
- Kai-Fu Lee: /s/ Kai-Fu Lee, Kai-Fu Lee (07/14/2025)